RECEIVED FEB 25 2005 PROCESSING SEC MAIL SECTION 213 WASH., D.C.

SECUR 05036781 ION

AM 3-7-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landaas & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Wisconsin Avenue, 20th Floor
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian D. Kilb 414-223-1099 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202-5337 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian D. Kilb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landaas & Company, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDAAS & COMPANY

Table of Contents

KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

The Shareholder
Landaas & Company:

We have audited the accompanying statements of financial condition of Landaas & Company (the Corporation) as of December 31, 2004 and 2003, and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Milwaukee, Wisconsin
January 21, 2005

LANDAAS & COMPANY

Statements of Financial Condition

December 31, 2004 and 2003

Assets		2004	2003
Assets:			
Cash	$	99,453	68,509
Deposit with clearing broker/dealer		25,000	25,000
Commissions receivable		367,257	372,068
Brokers' advances		49,175	22,328
Securities owned:			
Marketable securities		3,027	—
Not readily marketable securities		—	3,300
Prepaid expenses		101,714	72,288
Furniture and equipment, net		145,644	155,075
Income taxes receivable and deferred tax asset		813	3,412
Other assets		4,538	4,000
Total assets	$	796,621	725,980
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	36,153	62,539
Accrued salaries and benefits		229,015	219,052
Accrued taxes other than income		4,194	2,575
Income tax payable		15,614	—
Total liabilities		284,976	284,166
Commitments and contingencies		—	—
Stockholder's equity:			
Capital stock, $1 par value. Authorized 56,000 shares; issued and outstanding 1,000 shares		1,000	1,000
Retained earnings		510,645	440,814
Total stockholder's equity		511,645	441,814
Total liabilities and stockholder's equity	$	796,621	725,980

See accompanying notes to financial statements.

LANDAAS & COMPANY

Statements of Operations and Retained Earnings

Years ended December 31, 2004 and 2003

		2004	2003
Revenue:			
Commissions	$	6,539,427	5,112,337
Advisory fees		202,989	168,326
Interest income		1,625	1,765
Other income		—	20
Total revenue		6,744,041	5,282,448
Expenses:			
Employee compensation and benefits		5,630,607	4,284,014
Occupancy and rentals		362,823	349,566
Professional fees		256,599	227,716
Advertising and promotion		167,704	196,360
Office supplies and expenses		135,104	111,208
Depreciation		72,108	77,502
Other operating expenses		31,052	14,633
Total expenses		6,655,997	5,260,999
Income before income taxes		88,044	21,449
Income tax provision		18,213	6,000
Net income		69,831	15,449
Retained earnings at beginning of the year		440,814	425,365
Retained earnings at end of the year	$	510,645	440,814

See accompanying notes to financial statements.

LANDAAS & COMPANY

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	69,831	15,449
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation		72,108	77,502
Deferred income taxes		(813)	100
Decrease (increase) in commissions receivable		4,811	(145,327)
Decrease in income taxes receivable		—	5,900
Decrease (increase) in brokers' advances		(26,847)	474
Increase in prepaid expenses		(29,426)	(19,092)
Increase in other assets		(538)	(4,000)
Increase (decrease) in accounts payable		(26,386)	20,924
Increase in accrued salaries and benefits		9,963	109,002
Decrease in securities		273	—
(Decrease) increase in accrued taxes other than income		1,619	(2,485)
Increase in net income taxes payable		19,026	—
Cash provided by (used in) operating activities		93,621	58,447
Cash used in investing activities:			
Purchase of furniture and equipment		(62,677)	(80,718)
Net increase (decrease) in cash		30,944	(22,271)
Cash at beginning of the year		68,509	90,780
Cash at end of the year	$	99,453	68,509
Supplemental cash flows disclosures:			
Income tax payments	$	—	—
Interest payments		574	582

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies follow.

(a) Principal Business Activity

Landaas & Company (the Corporation) was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Corporation became a licensed broker/dealer in securities.

The Corporation operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains, and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

The Corporation maintains cash balances at an FDIC insured commercial bank. These balances may at times exceed the federally insured limit of $100,000. The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

For purposes of the statements of cash flows, the Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(e) Securities Owned

Marketable securities are reported at fair value as determined by market quotes. Not readily marketable securities are reported at cost, which management of the Corporation has determined to approximate fair value.

(Continued)

(f) ***Property and Equipment***

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated by straight-line and accelerated methods over the following estimated useful lives of the related assets.

Furniture and fixtures	5 – 10 years
Office equipment	3 – 5 years

(g) ***Income Taxes***

The Corporation accounts for deferred income taxes using the asset and liability method. Under this method, a current or deferred tax asset or liability is recognized for the current or deferred tax consequences of all events that have been recognized in the financial statements. These consequences are measured based on provisions of enacted tax law to determine the amount of taxes refundable or payable in future years.

(h) ***Advertising Costs***

Advertising costs are charged to expense as incurred. Advertising expense was $125,891 and $128,422 for 2004 and 2003, respectively.

(2) Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the Plan) covering substantially all employees. The Corporation's contributions to the Plan and expenses related to the Plan were $37,541 and $27,970 for 2004 and 2003, respectively.

(3) Securities Owned

The Corporation owns 300 shares of stock in NASDAQ Stock Market, Inc. having a fair value at December 31, 2004 of $3,027. Prior to March 2004, there was no quoted stock price for these shares and therefore, at December 31, 2003, they are reported at cost, which in management's opinion, approximates fair value.

(4) Deposit with Clearing Broker/Dealer

The Corporation is dependent on its clearing broker/dealer, Pershing LLC (Pershing), a wholly owned subsidiary of The Bank of New York, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.

Pershing requires that the Corporation maintain a minimum deposit of $25,000. This amount was held by Pershing at December 31, 2004 and 2003.

(Continued)

(5) Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2004 and 2003:

		2004	2003
Furniture and fixtures	$	318,440	313,715
Office equipment		467,147	557,885
		785,587	871,600
Less accumulated depreciation		639,943	716,525
	$	145,644	155,075

(6) Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. The Corporation had net capital, net capital requirements, and net capital ratios of the following at December 31, 2004 and 2003:

		2004	2003
Net capital	$	202,237	160,151
Net capital requirements		50,000	50,000
Ratio of aggregate indebtedness to net capital		1.41 to 1.00	1.77 to 1.00

(7) Lease Commitments

The Corporation leases its office space from an unrelated party under an operating lease that expires April 30, 2007. The monthly base rental was increased to $12,867 effective October 1, 2001 from $12,201 per month, plus additional charges for taxes, electricity, repairs, and maintenance. The Corporation also leases office equipment from an unrelated entity under operating leases. Future minimum lease payments as of December 31 are as follows:

Years ending December 31:		
2005	$	172,060
2006		168,006
2007		56,456
2008		984
	$	397,506

The total rental expense for office space, including real estate taxes and maintenance costs incurred, was $266,510 and $264,294 for the years ended December 31, 2004 and 2003, respectively.

(8) Off-Balance-Sheet Risk and Concentration of Credit Risk

The Corporation's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Corporation and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Corporation incurred no losses in 2004 and 2003 due to the inability of customers to fulfill contractual commitments.

(9) Income Taxes

The tax effect of significant temporary differences that result in deferred tax assets and liabilities are as follows:

		2004	2003
Deferred tax liabilities:			
Property and equipment	$	320	800
Deferred tax assets:			
Charitable contributions		1,073	2,200
Marketable securities		60	—
Net deferred tax assets	$	813	1,400

The income tax provision (benefit) for 2004 and 2003 consists of the following:

		2004	2003
Current:			
Federal	$	11,896	3,700
State		7,130	2,200
Deferred		(813)	100
	$	18,213	6,000
Effective tax rate		20.7	28.0

Income tax expense for the years ended December 31, 2004 and 2003 differed from the amounts computed by applying the U.S. Federal income tax rate of 15% to income before income taxes due primarily to state income taxes.

Schedule

LANDAAS & COMPANY

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1

Years ended December 31, 2004 and 2003

		2004	2003
Aggregate indebtedness:			
Payables:			
Accounts payable	$	36,153	62,539
Accrued salary and benefits		229,015	219,052
Accrued taxes other than income		4,194	2,575
Income taxes payable		15,614	—
Total aggregate indebtedness	$	284,976	284,166
Excess net capital at 1,500%	$	183,239	141,207
Excess net capital at 1,000%	$	173,739	131,734
Ratio of aggregate indebtedness to net capital		1.41 to 1	1.77 to 1
Net capital:			
Stockholder's equity	$	511,645	441,814
Deductions:			
Petty cash		68	25
Furniture and equipment, net		145,644	155,075
Prepaid expenses		101,714	72,288
Brokers' advances		49,175	22,328
12b-1 fees receivable and commissions receivable		6,156	9,643
Not readily marketable securities		—	3,300
Income taxes receivable and deferred tax asset		813	3,412
Other assets		4,538	4,000
Deposits—long-term care insurance		846	11,592
		308,954	281,663
Tentative net capital		202,691	160,151
Nasdq Stock Market, Inc. at CMV		3,027	—
Less haircuts		454	—
Net capital		202,237	160,151
Minimum required net capital		50,000	50,000
Capital in excess of minimum requirement	$	152,237	110,151

There were no material variances between this computation under Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 at December 31, 2004 and 2003.

See accompanying independent auditors' report.

KPMG

KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report on Internal Control

The Shareholder
Landaas & Company:

In planning and performing our audit of the financial statements and supplemental schedule of Landaas & Company (the Corporation) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder of the Corporation, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Milwaukee, Wisconsin
January 21, 2005